December 20, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 118 to the Registration Statement under the Securities Act of 1933, as amended and Amendment No. 119 under the Investment Company Act of 1940, as amended for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)	To add the following new funds and respective Investment Sub-Advisers:

JNL/AllianceBernstein Dynamic Asset Allocation Fund 1;
JNL/MMRS Growth Fund 2;
JNL/MMRS Moderate Fund 2;
JNL/MMRS Conservative Fund 2;
JNL/Scout Unconstrained Bond Fund 3;
JNL/S&P Mid 3 Fund 4;
JNL Investment Committee - Global Strategic Moderate with Alts Fund 5;
JNL Investment Committee - Global Strategic Moderately Aggressive with Alts Fund 5;
JNL Investment Committee - Strategic Moderate Fund 5; and
JNL Investment Committee - Strategic Moderately Aggressive Fund 5.
________________________________________________________________________________________________________________________________________________________________________________________

1	New Investment Sub-Adviser: AllianceBernstein L.P.
2	New Investment Sub-Adviser: Milliman Financial Risk Management LLC
3	New Investment Sub-Adviser: Scout Investments, Inc.
4	Existing Investment Sub-advisers: Standard & Poor’s Investment Advisory Services LLC; and Mellon Capital Management Corporation will co-sub-advise this fund.
5	Investment Adviser Jackson National Asset Management LLC (with no Investment Sub-Adviser).

2)	To merge the JNL/M&G Global Basics Fund into the JNL/Oppenheimer Global Growth Fund, pursuant to a shareholder vote, effective April 28, 2013.

3)	To change the name of the following fund:

Current Fund Name
JNL/Brookfield Global Infrastructure Fund

New Fund Name
JNL/Brookfield Global Infrastructure and MLP Fund

4)	To reflect other changes.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.

December 20, 2013

U.S. Securities and Exchange Commission	Via E-Mail
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary